UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Reorganization of Corporate Structure

On May 23, 2023, Starbox Group Holdings Ltd. (the “Company”) announced that it conducted a reorganization (the “Reorganization”). The Reorganization consists of (i) the acquisitions of Starbox International Ltd., a British Virgin Islands company (the “Starbox International”), and Starbox Global Ltd., a British Virgin Islands company (the “Starbox Global”), both of which became wholly owned by the Company (the acquisitions of Starbox International and Starbox Global, collectively, the “Starbox Acquisitions”), and (ii) share transfer transactions between the Company and Starbox International, in which the Company transferred all of the issued share capital, 100 ordinary shares, in Starbox Holdings Berhad, a Company incorporated under the law of Malaysia and wholly owned by the Company (“Starbox Berhad”) to Starbox International, in exchange for RM1.00 (the “Starbox Berhad Transfer”).

The following diagram illustrates the Company’s corporate structure prior to the Reorganization:

The following diagram illustrates the Company’s corporate structure after the Reorganization:

Starbox Acquisitions

The following is a description of the acquisition agreements entered into in connection with the Starbox Acquisitions as part of the Reorganization (the “Starbox Acquisition Agreements”). The description does not purport to be complete and is qualified in its entirety by reference to the full text of the Starbox Acquisition Agreements, which are filed as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

On April 19, 2023, the Company entered into a share transfer agreement with Choo Keam Hui, whereby Choo Keam Hui transferred 50,000 shares of US$1.00 par value each in the capital of Starbox International to the Company on the terms contained therein.

On April 19, 2023, the Company entered into a share transfer agreement with Choo Keam Hui, whereby Choo Keam Hui transferred 50,000 shares of US$1.00 par value each in the capital of Starbox Global to the Company on the terms contained therein.

The board of directors of the Company (the “Board”), by written resolutions dated May 10, 2023, approved, ratified, confirmed, and adopted in all respects as an act of the Company the terms of each of the Starbox Acquisition Agreements, and the execution and delivery of each of the Starbox Acquisition Agreements on behalf of the Company, as well as any action taken on behalf of the Company in connection with each of the Starbox Acquisition Agreements.

Starbox Berhad Transfer

Pursuant to the Malaysian Companies Act 2016, in connection with the Starbox Berhad Transfer, on May 11, 2023, the Company executed and delivered to Starbox International the following documents (the “Starbox Berhad Transfer Documents”):

(i) a Form of Transfer of Securities, detailing the transfer of 100 ordinary shares of Starbox Berhad from the Company to Starbox International, which became effective on May 22, 2023 and is filed herein as Exhibit 10.3;

(ii) a Notice of Interest of a Substantial Holder, detailing that the Company ceased to be a substantial holder of Starbox Berhad; and

(iii) a Notice of Person Ceasing to be a Substantial Shareholder, detailing that the Company ceased to hold 100 ordinary shares of Starbox Berhad by reason of a share transfer.

The Board, by written resolutions dated May 10, 2023, approved the Starbox Berhad Transfer, the Starbox Berhad Transfer Documents, the Company’s entry into, and the performance of its obligations under, each Starbox Berhad Transfer Document, and any authorized person’s executing and delivering on behalf of the Company each Starbox Berhad Transfer Document.

The sole director of Starbox International approved the Starbox Berhad Transfer by written resolutions dated May 10, 2023.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share transfer agreement dated April 19, 2023, by and between the Company and Choo Keam Hui for the acquisition of Starbox International
10.2	Share transfer agreement dated April 19, 2023, by and between the Company and Choo Keam Hui for the acquisition of Starbox Global
10.3	Form of transfer of securities, effective on May 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: May 23, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer